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03013981

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 0 3 2003
WASH, D.C. 165 SECTION

SEC FILE NUMBER
8-46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Standard New York Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 19th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Maartens 212-407-5022
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5563 (REVISED 02/27/03 2:45 PM TP)

OATH OR AFFIRMATION

I, Bruce Fields ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA STUVEN
Notary Public, State of New York
No. 01ST5075546
Qualified in Suffolk County
Commission Expires April 7, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Standard New York Securities, Inc.:

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. (the Company), a wholly owned subsidiary of Standard New York, Inc., as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respect, the financial position of Standard New York Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 7, 2003

STANDARD NEW YORK SECURITIES, INC.
(A Wholly Owned Subsidiary of
Standard New York, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	2,122,712
Due from clearing broker		557,284
Due from affiliates		1,505,291
Other assets		390,476
Total assets	$	4,575,763

Liabilities and Stockholder's Deficit

Liabilities:		
Other liabilities and accrued expenses	$	234,095
Total liabilities		234,095
Subordinated borrowing		6,000,000
Stockholder's deficit:		
Common stock, $1 par value. Authorized 5,000 shares; issued and outstanding 3,000 shares		3,000
Additional paid-in capital		5,517,997
Accumulated deficit		(7,179,329)
Total stockholder's deficit		(1,658,332)
Total liabilities and stockholder's deficit	$	4,575,763

See accompanying notes to statement of financial condition.

STANDARD NEW YORK SECURITIES, INC.
(A Wholly Owned Subsidiary of
Standard New York, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization

Standard New York Securities, Inc. (the Company), formerly known as Standard New York, Inc., was incorporated on November 3, 1993 in the State of Delaware to provide advisory and trading services for finance and investments in South Africa. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association.

Standard New York Securities, Inc., is a wholly owned subsidiary of Standard New York Inc. (the Parent), which is a wholly owned subsidiary of SBIC Investments S.A. (Luxembourg), and an indirect wholly owned subsidiary of The Standard Bank Investment Corporation Limited (Stanbic).

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared on a going-concern basis. This basis of presentation is dependent on the continued financial support of the Company by Stanbic. Stanbic intends to financially support the Company for the foreseeable future.

(b) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

The deferred tax asset valuation allowance is provided to reduce the total deferred tax asset to an amount that will more likely than not to be realized. The Company's estimation of future taxable income is the primary consideration in determining the adequacy of the allowance.

(c) Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition. The Company securities transactions are cleared through Bear Stearns Securities Corp. on a fully disclosed basis.

Securities owned and securities sold but not yet purchased are stated at quoted market values.

(Continued)

(d) Fair Value of Financial Instruments

The fair value of all financial instruments is estimated to be their carrying values as all financial instruments are either at market or short-term in nature. The subordinated borrowing's interest rate is variable and considered a market rate.

(e) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Subordinated Borrowing

On September 29, 1994, the Company entered into a subordinated borrowing agreement with its Parent for $6,000,000. The subordinated borrowings bears interest at LIBOR computed monthly, and paid annually commencing October 1, 1994. During 1999 the subordinated borrowing's maturity date was extended from September 30, 2002 to September 30, 2003 and further extended on September 9, 2002, to December 31, 2006. The subordinated borrowings is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(4) Due from Clearing Broker

Due from clearing broker consists of cash deposits with Bear Stearns Securities Corporation.

(5) Income Taxes

The Company joins in the filling of consolidated Federal, state, and local returns with its Parent. Under the group's tax sharing policy, income taxes are allocated to the Company on a separate return basis taking into account benefits, which can be utilized, in the consolidated return.

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2002 are depreciation and amortization, compensation, and others. At December 31, 2002, the Company has deferred tax assets of $1,031,326 which is offset by a full valuation allowance. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

STANDARD NEW YORK SECURITIES, INC.
(A Wholly Owned Subsidiary of
Standard New York, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(6) Transaction with Related Parties

The due from affiliates balance at December 31, 2002 consists primarily of amounts due from an affiliate for allocation of trading profit from various products.

During the year ended December 31, 2002, the Company transferred all fixed assets which were not yet fully depreciated to an affiliated company. Additionally, there were no accrued compensation expenses recorded by the Company, as all bonus related expenses were accrued by the same aforementioned affiliated company. Bonuses will be calculated during the first quarter of 2003, and an allocation from the affiliated company will be made to the Company in order to pay the bonuses to the Company employees.

(7) Concentrations of Credit Risk and Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business the Company enters into commitments to receive and deliver securities with other broker/dealers and commercial banks as a result of its trading activity. This activity exposes the Company to credit risk in the event that a customer or broker/dealer is unable to fulfill its contracted obligations. This credit risk may be impacted, in part, by volatile securities, and credit markers, and actions taken by industry regulatory bodies. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures. The Company had no such commitments outstanding at December 31, 2002.

In addition, the Company's investments in foreign securities may involve risks not present in domestic investments. Since securities may be denominated in a foreign currency and may require settlement in foreign currencies and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Company. Foreign investments may also subject the Company to foreign government exchange restrictions, expropriation, taxation, or other political, social, or economic developments, all of which could affect the market and/or credit risk of the investments.

(8) Rent Commitments

In January 2002, an affiliated company signed a new lease agreement (expiring in 2014) for new office space which will be shared with the Company free of charge.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires it to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 for its first year of operations and 15 to 1 thereafter. At December 31, 2002 the Company had net capital of $2,445,901, which was $2,345,901 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1 at December 31, 2002.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Standard New York Securities, Inc.:

In planning and performing our audit of the financial statements of Standard New York Securities, Inc. (the Company), a wholly owned subsidiary of Standard New York, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2003